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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
					  (Amendment No. 2)

						HEI, Inc.
					  (Name of Issuer)

Common Stock
				(Title of Class of Securities)

404160103
						(CUSIP Number)

March 7, 2002
		(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

					/_X_/	Rule 13d-2(a)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)			Page 1 of 9

CUSIP No. 404160103				13D				Page 2 of 9

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Investment Management Co. LLC
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4	SOURCE OF FUNDS			WC
----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			-1,374,000-
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					-1,374,000-
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-1,374,000-
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	23.0%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	OO, HC
----------------------------------------------------------------

CUSIP No. 404160103				13D				Page 3 of 9

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Investment Management, L.P.
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4 SOURCE OF FUNDS		WC

----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			-1,374,000-
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					-1,374,000-
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-1,374,000-
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	23.0%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	IA, PN
----------------------------------------------------------------

CUSIP No. 404160103				13D				Page 4 of 9

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Diversified Growth Fund
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3 SEC USE ONLY
----------------------------------------------------------------
4	SOURCE OF FUNDS		WC
----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			-727,100-
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					-727,100-
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-727,100-
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	12.2%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	IV
----------------------------------------------------------------

CUSIP No. 404160103				13D			Page 5 of 9

ITEM 1.

This Schedule 13D is filed with respect to the Common Stock of HEI, Inc.

ITEM 2.

This Schedule 13D is filed on behalf of the following:

I. (a)RS Investment Management Co. LLC is a Delaware Limited Liability
Company.
(b) 388 Market Street, San Francisco, CA  94111
(c) holding company
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

II. (a)RS Investment Management, L.P. is a California Limited Partnership.
(b) 388 Market Street, San Francisco, CA  94111
(c) registered investment adviser
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

III. (a)RS Diversified Growth Fund is a series of a Massachusetts
Business Trust.
(b) 388 Market Street, San Francisco, CA  94111
(c) investment company
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

CUSIP No. 404160103				13D			Page 6 of 9

ITEM 3
The securities with respect to which this Schedule 13D is filed were purchased by Funds managed by RSIM, L.P. and RS Growth Group LLC using working capital contributed by the Funds' respective partners and shareholders.

ITEM 4
This schedule is being filed based on a change in the ownership position of Funds managed by RSIM, L.P. and RS Growth Group LLC due to acquisitions. All shares are held for investment purposes only. The reporting persons may sell all or part or acquire additional securities of the Issuer depending on market conditions and other economic factors.

ITEM 5
The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

RS Investment Mgmt Co. LLC		1,374,000	23.0%
RS Investment Mgmt, L.P.		1,374,000	23.0%
RS Diversified Growth Fund		  727,100	12.0%

All percentages in this table are based, pursuant to 13D-1(e) of the Securities Exchange Act of 1934, as amended, on 5,985,710 shares of Common Stock of the Issuer outstanding as of December 10, 2001.

RS Investment Mgmt Co. LLC is a Delaware Limited Liability
Company that is deemed to have shared dispositive power over 1,374,000 shares of the Issuer.

RS Investment Mgmt, L.P. is a California Limited Partnership that is deemed to have shared dispositive power over 1,374,000 shares of the Issuer.

RS Diversified Growth Fund is an investment company that is part of a Massachusetts Business Trust with shared dispositive power over 727,100 shares of the Issuer.

CUSIP No. 404160103				13D			Page 7 of 9

The following is a list of transactions by the filing parties in the last 60 days:

ACCT		      DATE      SHARES      NET TRADE       TYPE

Sub-advised acct  01/07/2002        100         677    open mkt purch
DGF               01/07/2002        600        4065    open mkt purch
Sub-advised acct  01/07/2002        100         677    open mkt purch
RS acct           01/07/2002        100         677    open mkt purch
Sub-advised acct  01/08/2002       5200       33800    open mkt purch
Sub-advised acct  01/08/2002       1000        6500    open mkt purch
Sep acct          01/08/2002       2600       16900    open mkt purch
Sub-advised acct  01/08/2002       1000        6500    open mkt purch
Sub-advised acct  01/08/2002       1600       10400    open mkt purch
DGF               01/08/2002      25600      166400    open mkt purch
Sub-advised acct  01/08/2002       7800       50700    open mkt purch
RS acct           01/08/2002       5200       33800    open mkt purch
DGF               01/22/2002      10100       60499    open mkt purch
Sub-advised acct  01/22/2002       2100       12579    open mkt purch
RS acct           01/22/2002       6400       38336    open mkt purch
DGF               01/23/2002       7000       42350    open mkt purch
DGF               01/24/2002      60000      360000    open mkt purch
DGF               01/28/2002       1500       10350    open mkt purch
DGF               01/29/2002      23500      159889    open mkt purch
DGF               02/06/2002       3500       21512    open mkt purch
Sub-advised acct  02/07/2002        100         632    open mkt purch
DGF               02/07/2002       1500        9477    open mkt purch
Sub-advised acct  02/08/2002        100         626    open mkt purch
DGF               02/08/2002       1500        9390    open mkt purch
Sub-advised acct  02/14/2002        500        2915    open mkt purch
DGF               02/14/2002       4500       26235    open mkt purch
Sub-advised acct  02/15/2002        100         565    open mkt purch
DGF               02/15/2002       1400        7910    open mkt purch
Sub-advised acct  02/25/2002        100         589    open mkt purch
Sub-advised acct  02/25/2002        800        4712    open mkt purch
DGF               02/25/2002       7600       44764    open mkt purch
Sub-advised acct  02/26/2002        900        5381    open mkt purch
Sub-advised acct  02/26/2002        200        1196    open mkt purch
Sub-advised acct  02/26/2002        300        1794    open mkt purch
Sub-advised acct  02/26/2002       1500        8969    open mkt purch
Sub-advised acct  02/27/2002        900        5422    open mkt purch
Sub-advised acct  02/27/2002        100         602    open mkt purch
Sub-advised acct  02/27/2002        300        1807    open mkt purch
Sub-advised acct  02/27/2002       1700       10242    open mkt purch
Sub-advised acct  02/28/2002        900        5400    open mkt purch
Sub-advised acct  02/28/2002        200        1200    open mkt purch
Sub-advised acct  02/28/2002        400        2400    open mkt purch
Sub-advised acct  02/28/2002       1800       10800    open mkt purch
Sub-advised acct  03/01/2002       7000       42000    open mkt purch
Sub-advised acct  03/01/2002        500        3000    open mkt purch
Sub-advised acct  03/01/2002       1500        9000    open mkt purch
Sub-advised acct  03/04/2002        300        1830    open mkt purch
Sub-advised acct  03/04/2002        100         610    open mkt purch
DGF               03/04/2002       2100       12810    open mkt purch
Sub-advised acct  03/05/2002        400        2420    open mkt purch
Sub-advised acct  03/05/2002        100         605    open mkt purch
DGF               03/05/2002       2500       15125    open mkt purch
Sub-advised acct  03/07/2002        400        2476    open mkt purch
Sub-advised acct  03/07/2002        100         619    open mkt purch
DGF               03/07/2002       2500       15475    open mkt purch


CUSIP No. 404160103				13D			Page 8 of 9

ITEM 6
Please refer to Item 5.

ITEM 7
The following exhibits are filed herewith:

Exhibit A - Joint Filing Agreement

ITEM 8
						SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 7, 2002

RS INVESTMENT MANAGEMENT CO. LLC
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS INVESTMENT MANAGEMENT, L.P.
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS DIVERSIFIED GROWTH FUND
By:	RS Investment Management, L.P.
	Investment Adviser
	By:	/s/	G. Randall Hecht
			G. Randall Hecht
			Chief Executive Officer

CUSIP No. 404160103				13D			Page 9 of 9

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is accurate.

Dated:	March 7, 2002

RS INVESTMENT MANAGEMENT CO. LLC
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS INVESTMENT MANAGEMENT, L.P.
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS DIVERSIFIED GROWTH FUND
By:	RS Investment Management, L.P.
	Investment Adviser
	By:	/s/	G. Randall Hecht
			G. Randall Hecht
			Chief Executive Officer